Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT, dated as of July 31, 2026 (this “Agreement”, as the same may hereafter be modified, supplemented, extended, amended, restated or amended and restated from time to time), is entered into by and among Zhibao Technology Inc., a Cayman Islands exempted company (the “Company”), and the persons and entities listed on the schedule of investors attached hereto as Schedule I (as updated from time to time) (each an “Investor” and collectively, the “Investors”).

RECITALS

WHEREAS, the Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “1933 Act”), afforded by Regulation S promulgated by the United States Securities and Exchange Commission (the “SEC”) under the 1933 Act, with respect to offers and sales of securities occurring outside the United States

WHEREAS, the Company has authorized share capital of US$50,000 divided into 450,000,000 Class A ordinary shares, $0.0001 par value per share (“Class A Ordinary Shares”) and 50,000,000 Class B ordinary shares, $0.0001 par value per share (the “Class B Ordinary Shares”). As of the date hereof, 32,184,970 Class A Ordinary Shares are issued and outstanding, and 16,816,692 Class B Ordinary Shares are issued and outstanding.

WHEREAS, the Company desires to issue and sell to the Investors, and the Investors desire to purchase from the Company, upon the terms and conditions stated in this Agreement, a total of 442,000,000 units of the Company’s securities, with each unit consisting of one Class A Ordinary Share and one warrant to purchase one Class A Ordinary Share, for an aggregate purchase price of $154,700,000, payable in an aggregate amount of 2,380 Bitcoin at $65,000 per Bitcoin, as more fully described in this Agreement;

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants of the parties hereinafter expressed and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, each intending to be legally bound, agree as follows:

ARTICLE I
RECITALS, SCHEDULES

The foregoing recitals are true and correct and, together with the Exhibits and Schedules referred to hereafter, are incorporated into this Agreement by this reference.

ARTICLE II
DEFINITIONS

For purposes of this Agreement, except as otherwise expressly provided or otherwise defined elsewhere in this Agreement, or unless the context otherwise requires, the capitalized terms in this Agreement shall have the meanings assigned to them in this Article as follows:

2.1 “Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

2.2 “Agreement” shall have the meaning ascribed to such term in the Preamble.

2.3 “Assets” means all of the properties and assets of the Company and its Subsidiaries (as defined below), whether real, personal or mixed, tangible or intangible, wherever located, whether now owned or hereafter acquired.

2.4 “Business Days” means any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close; provided, however, that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place,” “non-essential employee,” or similar closure of physical branch locations at the direction of any governmental authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day

2.5 “Investor” shall have the meaning ascribed to such term in the Preamble.

2.6 “Claims” means any Proceedings, Judgments, Obligations, known threats, losses, damages, deficiencies, settlements, assessments, charges, costs and expenses of any nature or kind.

2.7 “Class A Ordinary Shares” means the Company’s Class A ordinary shares, par value $0.0001 per share.

2.8 “Class B Ordinary Shares” means the Company’s Class B ordinary shares, par value $0.0001 per share.

2.9 “Company” shall have the meaning ascribed to such term in the Preamble.

2.10 “Contract” means any written contract, agreement, order or commitment of any nature whatsoever, including, any sales order, purchase order, lease, sublease, license agreement, services agreement, loan agreement, mortgage, security agreement, guarantee, management contract, employment agreement, consulting agreement, partnership agreement, shareholders agreement, buy-sell agreement, option, warrant, debenture, subscription, call or put.

2.11 “Effective Date” means the date of this Agreement.

2.12 “Encumbrance” means any lien, security interest, pledge, mortgage, easement, leasehold, assessment, tax, covenant, restriction, reservation, conditional sale, prior assignment, or any other encumbrance, claim, burden or charge of any nature whatsoever.

2.13 “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

2.14 “GAAP” means generally accepted accounting principles, methods and practices set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants, and statements and pronouncements of the Financial Accounting Standards Board, the SEC or of such other Person as may be approved by a significant segment of the U.S. accounting profession, in each case as of the date or period at issue, and as applied in the U.S. to U.S. companies.

2.15 “Governmental Authority” means any foreign, federal, state or local government, or any political subdivision thereof, or any court, agency or other body, organization, group, stock market or exchange exercising any executive, legislative, judicial, quasi-judicial, regulatory or administrative function of government.

2.16 “Judgment” means any final order, writ, injunction, fine, citation, award, decree, or any other judgment of any nature whatsoever of any Governmental Authority.

2.17 “Law” means any provision of any law, statute, ordinance, code, constitution, charter, treaty, rule or regulation of any Governmental Authority applicable to the Company.

2.18 “Material Adverse Change” shall have the meaning ascribed to such term in Section 6.13.

2.19 “Obligation” means any debt, liability or obligation of any nature whatsoever, whether secured, unsecured, recourse, nonrecourse, liquidated, unliquidated, accrued, absolute, fixed, contingent, ascertained, unascertained, known, unknown or obligations under executory Contracts.

2.20 “Ordinary Share Equivalents” means any securities of the Company or any of its Subsidiaries which would entitle the holder thereof to acquire at any time Class A Ordinary Shares, including any debt, preferred shares, rights, options, warrants or other securities that are convertible into, exercisable for, exchangeable for, or otherwise entitle the holder thereof to receive Class A Ordinary Shares.

2.21 “Person” means any individual, sole proprietorship, joint venture, partnership, company, corporation, association, cooperation, trust, estate, Governmental Authority, or any other entity of any nature whatsoever.

2.22 “PIPE Unit” or “PIPE Units” means the units of the Company’s securities to be issued and sold to the Investors pursuant to this Agreement in the amounts set forth in Schedule I or any applicable supplemental closing schedule, with each Unit consisting of (i) one PIPE Class A Ordinary Share and (ii) one Warrant to purchase one Class A Ordinary Share. For the avoidance of doubt, each PIPE Class A Ordinary Share and Warrant will be issued separately but must be purchased together as a unit. The PIPE Units are being used solely as a convenient description of the bundle of securities purchased by the Investors. No separate security designated as a PIPE Unit shall be issued. 2.23 “Principal Trading Market” shall mean The Nasdaq Capital Market, or such other principal securities exchange or trading market on which the Company’s Class A Ordinary Shares are then listed or quoted.

2.24 “Proceeding” means any demand, claim, suit, action, litigation, investigation, audit, study, arbitration, administrative hearing, or any other proceeding of any nature whatsoever.

2.25 “Purchase Price” means $ 0.35 per PIPE Unit, representing the arithmetic average of the daily closing prices per share of the Class A Ordinary Shares for the thirty (30) consecutive trading days ending on July 30, 2026, inclusive, calculated by dividing the sum of such closing prices by thirty (30).

2.26 “SEC” means the United States Securities and Exchange Commission.

2.27 “SEC Documents” means all registration statements, proxy statements and other statements, reports, schedules, forms and other documents that are either required from time to time to be or have otherwise been filed or furnished by the Company with or to the SEC, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein.

2.28 “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

2.29 “Warrant” means a warrant to purchase one Class A Ordinary Share at an exercise price per share equal to the Purchase Price, exercisable for a period of two years from the Closing Date, subject to the terms and conditions set forth in the form of Warrant, including customary adjustment and price protection provisions for share splits, combinations, dividends, recapitalizations and issuances or deemed issuances of Class A Ordinary Shares or Ordinary Share Equivalents at an effective price below the then-current exercise price, subject in all cases to applicable Nasdaq rules and any required shareholder approval.

2.30 “Warrant Share” means the Class A Ordinary Share issuable upon exercise of a Warrant.

2.31 “Shareholder Approval” means the approvals of the Company’s shareholders, as required by applicable law (including the Companies Act (Revised) of the Cayman Islands), the Company’s Amended and Restated Memorandum and Articles of Association and the rules of the Principal Trading Market, for (i) the issuance of the PIPE Class A Ordinary Shares and Warrant Shares underlying the Warrants, (ii) any increase to the Company’s authorized share capital to provide the Company with sufficient authorized but unissued Class A Ordinary Shares to effect the issuance of any PIPE Class A Ordinary Shares and/or Warrant Shares; (iii) any amendment of the Company’s Amended and Restated Memorandum and Articles of Association; (iv) the appointment, election, removal or replacement of directors of the Company as contemplated by this agreement; and (v) any other corporate action required to consummate the transactions contemplated hereby.

2.32 “Tax” means (i) any foreign, federal, state or local income, profits, gross receipts, franchise, sales, use, occupancy, general property, real property, personal property, intangible property, transfer, fuel, excise, accumulated earnings, personal holding company, unemployment compensation, social security, withholding taxes, payroll taxes, or any other tax of any nature whatsoever; (ii) any foreign, federal, state or local organization fee, qualification fee, annual report fee, filing fee, occupation fee, assessment, rent, or any other fee or charge of any nature whatsoever; or (iii) any deficiency, interest or penalty imposed with respect to any of the foregoing.

2.33 “Transfer Agent” means Continental Stock Transfer & Trust Company, the current transfer agent and registrar for the Company’s ordinary shares, or any successor transfer agent appointed by the Company.

2.34 “Transaction Documents” means this Agreement, and other documents related this transaction.

ARTICLE III
INTERPRETATION

In this Agreement, unless the express context otherwise requires: (i) the words “herein,” “hereof” and “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) references to the words “Article” or “Section” refer to the respective Articles and Sections of this Agreement, and references to “Exhibit” or “Schedule” refer to the Exhibits or Schedules annexed hereto; (iii) references to a “party” mean a party to this Agreement and include references to such party’s permitted successors and permitted assigns; (iv) references to a “third party” mean a Person not a party to this Agreement; (v) the terms “dollars” and “$” means U.S. dollars; (vi) wherever the word “include,” “includes,” or “including” is used in this Agreement, it will be deemed to be followed by the words “without limitation.”

ARTICLE IV
PURCHASE AND SALE

4.1 Sale and Issuance of PIPE Units. Subject to the terms and conditions of this Agreement, each Investor agrees to purchase, and the Company agrees to sell and issue to each Investor, the respective number of PIPE Units (“Respective Number of PIPE Units”) as set forth in Schedule I hereto at the per PIPE Unit price equal to the Purchase Price. Each PIPE Unit shall consist of (i) one Class A Ordinary Share (each, a “PIPE Class A Ordinary Share,” and collectively, the “PIPE Class A Ordinary Shares”) and (ii) one Warrant to purchase one Class A Ordinary Share (each, a “Warrant Share,” and collectively, the “Warrant Shares”). At the Closing (defined below), the Company shall issue to each Investor the Respective Number of PIPE Units as set forth on Schedule I hereto.

4.2 Closing. The purchase, sale, and issuance of the PIPE Units (the “Closing”) shall take place remotely via exchange of documents within 12 Business Days from the date hereof or another date as the Parties mutually agree in writing (the “Closing Date”), subject to satisfaction or waiver of the conditions set forth herein, including the Company having sufficient authorized but unissued share capital available to issue all PIPE Class A Ordinary Shares contemplated hereby and compliance with applicable Nasdaq rules.

4.3 Issuance of PIPE Class A Ordinary Shares and Warrants. At the Closing, the Company shall issue to each Investor the number of PIPE Class A Ordinary Shares and Warrants in the form of warrant set forth in Schedule II hereto, corresponding with the number of PIPE Units set forth opposite such Investor’s name on Schedule I. The exercise price of each Warrant shall be equal to the Purchase Price and shall be subject to the adjustment and price protection provisions set forth in the applicable Warrant.

4.4 Purchase Price. The purchase price per PIPE Unit shall be $0.35. The aggregate purchase price payable by the Investors for the PIPE Units to be purchased pursuant to this Agreement (the “Aggregate Purchase Price”) shall be $154,700,000. The Aggregate Purchase Price shall be satisfied by the contribution of Bitcoin by the Investors. For the purposes of determining the number of Bitcoin to be contributed, Bitcoin is valued at $65,000 per Bitcoin (the “Bitcoin Reference Price”), which price was determined by the parties with reference to the prevailing market prices for Bitcoin as of July 30, 2026, resulting in an aggregate contribution of 2,380 Bitcoin. The Respective Number of PIPE Units, aggregate purchase price, Bitcoin contribution, and number of PIPE Class A Ordinary Shares are set forth opposite such Investor’s name on Schedule I attached hereto and incorporated herein by reference. The aggregate purchase price payable by each Investor for such Investor’s Respective Number of PIPE Units shall be the amount set forth opposite such Investor’s name on Schedule I hereto, payable in the number of Bitcoin set forth opposite such Investor’s name on Schedule I hereto (the “Respective Purchase Price”).

4.5 Form of Payment; Delivery. On or before the Closing Date, payment of the Respective Purchase Price shall be made by each Investor in Bitcoin transferred into the custodian wallet account designated by the Company, unless otherwise agreed in writing by the Company and the applicable Investor.

4.6 Deliveries.

(a) On or prior to the Closing Date, subject to the conditions precedent in Article VIII, the Company shall deliver or cause to be delivered to each Investor the following:

(i) this Agreement duly executed by the Company;

(ii) a copy of the irrevocable instructions to the Transfer Agent, upon the Closing and receipt by the Company of the Aggregate Purchase Price, instructing the Transfer Agent to deliver , evidence of the issuance of such Investor’s PIPE Class A Ordinary Shares hereunder as held in DRS book-entry form by the Transfer Agent and registered in the name of such Investor and bearing such legends and restrictions as are required under applicable securities laws and this Agreement, which evidence shall be reasonably satisfactory to such Investor; and

(iii) the Company’s board of directors’ approval of entering this Agreement and consummating the transactions contemplated herein.

(b) On or prior to the Closing Date, subject to the conditions precedent in Article IX, each Investor shall deliver or cause to be delivered to the Company the following:

(i) this Agreement duly executed by such Investor; and

(ii) such Investor’s Respective Purchase Price in full, paid in Bitcoin, pursuant to Section 4.4.

ARTICLE V
INVESTOR’S REPRESENTATIONS AND WARRANTIES

Each Investor represents and warrants to the Company, that the statements contained in this Article V are true and correct as of the date hereof and the Closing Date:

5.1 Investment Purpose. Each Investor is acquiring the PIPE Units for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted from registration under the Securities Act; provided, however, that by making the representations herein, each Investor reserves the right to dispose of the PIPE Units at any time in accordance with or pursuant to an effective registration statement covering such Units or an available exemption under the Securities Act.

5.2 Non-U.S. Person Status. Each Investor represents and warrants to the Company as follows: (i) the Investor is not a “U.S. person” as that term is defined in Rule 902(k) of Regulation S; (ii) at the time the buy order for the PIPE Securities was originated, the Investor was outside the United States and is outside of the United States as of the date of the execution and delivery of this Agreement; (iii) the Investor is purchasing the PIPE Units for its own account and not on behalf of any U.S. person, and the sale has not been pre-arranged with a purchaser in the United States.

5.3 No Distribution. Each Investor is acquiring (i) the PIPE Class A Ordinary Shares, (ii) the Warrants, and (iii) the Warrant Shares issuable upon exercise of the Warrants, in each case for its own account and not with a view towards, or for resale in connection with, any public sale or distribution thereof in violation of applicable securities laws, except pursuant to an effective registration statement under the 1933 Act, or effected pursuant to an available exemption from the registration requirements of, the 1933 Act. Such Investor does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the PIPE Units, the PIPE Class A Ordinary Shares, Warrants or Warrant Shares in violation of applicable securities laws.

5.4 Information. Each Investor and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and other information each Investor deemed material to making an informed investment decision regarding its purchase of the PIPE Units which have been requested by each Investor. Each Investor acknowledges that Investor has reviewed the SEC Documents, which are available on the SEC’s website (www.sec.gov) at no charge to each Investor. Each Investor acknowledges that the Investor may retrieve all SEC Documents from such website and each Investor’s access to such SEC Documents through such website shall constitute delivery of the SEC Documents to each Investor. Each Investor and Investor’s advisors, if any, have been afforded the opportunity to ask questions of the Company and its management. Each Investor understands that Investor’s investment in the PIPE Units involves a high degree of risk. Each Investor is financially sophisticated sufficiently to evaluate the merits and risks of this investment. Each Investor has sought such accounting, legal, and tax advice as Investor has considered necessary to make an informed investment decision with respect to its acquisition of the PIPE Units. Without limiting the foregoing, each Investor has carefully considered the potential risks relating to the Company and a purchase of the PIPE Units, including those risks described in the SEC Documents, and Investor fully understands that the PIPE Units are a speculative investment that involves a high degree of risk of loss of each Investor’s entire investment.

5.5 No Governmental Review. Each Investor understands that no United States federal or state Governmental Authority has passed on or made any recommendation or endorsement of the PIPE Units, or the fairness or suitability of the investment in the PIPE Units, nor have such Governmental Authorities passed upon or endorsed the merits of the offering of the PIPE Units.

5.6 Authorization, Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of each Investor and is a valid and binding agreement of each Investor, enforceable in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar Laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

5.7 General Solicitation. Each Investor is not purchasing the PIPE Units as a result of any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement. Each Investor represents that it has a relationship with the Company preceding the offering of the PIPE Units.

5.8 Organization and Authority of Investor. Each Investor is an individual or is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation or incorporation. Each Investor has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by each Investor of this Agreement, the performance by each Investor of its obligations hereunder, and the consummation by each Investor of the transactions contemplated hereby have been duly authorized by all requisite action on the part of each Investor.

5.9 No Conflicts; Consents. The execution, delivery and performance by Investor of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with any provision of the certificate of formation, limited liability company agreement, or other governing documents of Investor; (b) violate or conflict with any provision of any Law or Governmental Authority applicable to Investor; (c) require the consent, notice or other action by any Person under, violate or conflict with, or result in the acceleration of any agreement to which Investor is a party; or (d) require any consent, permit, Governmental Authority, filing or notice from, with or to any Governmental Authority; except, in the cases of clauses (b) and (c), where the violation, conflict, acceleration or failure to obtain consent or give notice would not have a material adverse effect on each Investor’s ability to consummate the transactions contemplated hereby and, in the case of clause (d), where such consent, permit, Governmental Authority’s order, filing or notice which, in the aggregate, would not have a material adverse effect on each Investor’s ability to consummate the transactions contemplated hereby.

5.10 Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, the Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with the Investor, directly or indirectly executed any purchases or sales, including short sales, of the securities of the Company during the period commencing as of the time that Investor first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms, which terms include definitive pricing terms, of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Other than to other Persons party to this Agreement or to Investor’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).

5.11 Independent Advice. Each Investor understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to each Investor in connection with the purchase of the PIPE Units constitutes legal, tax or investment advice.

5.12 No Brokers or Finders. Except as previously disclosed to the Company prior to the date of this Agreement neither such Investor nor any of its Affiliates has retained, utilized or been represented by, or otherwise become obligated to, any broker, placement agent, financial advisor or finder in connection with the transactions contemplated by this Agreement whose fees the Company would be required to pay.

5.13 Validity; Enforcement. This Agreement to which the Investor is a party has been duly and validly authorized, executed and delivered on behalf of the Investor and shall constitute the legal, valid and binding obligations of the Investor enforceable against the Investor in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

5.14 Sanctions. The Investor is not nor is any person or entity controlling, controlled by or under common control with the Investor, acting, directly or indirectly (i) in contravention of any Applicable Laws and regulations, including anti-money laundering, countering the financing of terrorism and non-proliferation regulations or conventions; (ii) on behalf of terrorist or terrorist organizations; (iii) a person or entities that is/are: (A) included on the List of Specially Designated Nationals and Blocked Persons maintained by the US Treasury Department’s Office of Foreign Assets Control (OFAC) or on any list pursuant to European Union (EU) and/or United Kingdom (UK) regulations (as the latter are extended to the Cayman Islands by statutory instrument); (B) operationally based or domiciled in a country or territory in relation to which sanctions imposed by the United Nations (whether through the Security Council or otherwise), OFAC, the EU and/or the UK apply; or (C) otherwise pursuant to sanctions imposed by the United Nations, OFAC, the EU or the UK; (iv) for a senior foreign political figure, any member of a senior foreign political figure’s immediate family or any close associate of a senior foreign political figure; (v) for a politically exposed person, a family member of a politically exposed person or a close associate of a politically exposed person; or (vi) as trustee, agent, representative or nominee for a foreign shell bank.

5.15. Source of funds. Each Investor represents and warrants that the Bitcoin to be contributed as the Purchase Price is legally and beneficially owned by it, was obtained through lawful means, does not constitute the proceeds of, and was not derived from or used in connection with, any criminal conduct or unlawful activity under the laws of any relevant jurisdiction (including the Proceeds of Crime Act (Revised) of the Cayman Islands), and is not subject to any freezing, restraint or recovery order.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth and disclosed in the Company’s disclosure schedules (“Schedules”) attached to this Agreement and made a part hereof, the Company hereby makes the following representations and warranties to each Investor as of the Effective Date and the Closing Date. The Schedules shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Article VI and certain other sections of this Agreement, and the disclosures in any section or subsection of the Schedules shall qualify other sections and subsections in this Article VI only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

6.1 Organization. The Company has been duly incorporated and is validly existing as a Cayman Islands exempted company and is in good standing under the laws of the Cayman Islands as of the date hereof, and each subsidiary of the Company (“Subsidiary”) is duly qualified to do business and is in good standing in each other jurisdiction in which its ownership or lease of property or the conduct of business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Change.

6.2 Subsidiaries. All direct and indirect Subsidiaries of the Company are duly organized and in good standing under the laws of the place of organization or incorporation, and each Subsidiary is in good standing in each jurisdiction in which its ownership or lease of property or the conduct of business requires such qualification, except where the failure to qualify would not have a material adverse effect on the assets, business or operations of the Company taken as a whole.

6.3 Capitalization. The Company has an authorized, issued and outstanding share capital as of the date hereof as set forth in Disclosure Schedules to this Agreement and such authorized share capital conforms in all material respects to the description thereof set forth in the SEC Documents. The description of the securities of the Company in the SEC Documents is complete and accurate in all material respects. Except as set forth in the Disclosure Schedules, as of the date referred to therein, there are no share options, warrants, or other rights to purchase or otherwise acquire any authorized, but unissued Class A Ordinary Shares of the Company or any security convertible or exercisable into Class A Ordinary Shares of the Company, or any contracts or commitments to issue or sell Class A Ordinary Shares or any such options, warrants, rights or convertible securities.

6.4 Valid Issuance of Outstanding Securities. All issued and outstanding securities of the Company issued prior to the transactions contemplated by this Agreement have been duly authorized and validly issued and are fully paid; the holders thereof have no rights of rescission with respect thereto, and are not subject to personal liability by reason of being such holders; and none of such securities were issued in violation of the preemptive rights of any holders of any security of the Company or similar contractual rights granted by the Company. The authorized Class A Ordinary Shares conform in all material respects to all statements relating thereto contained in the SEC Documents. The offers and sales of the outstanding Class A Ordinary Shares were at all relevant times either registered under the Securities Act and the applicable state securities or “blue sky” laws or, based in part on the representations and warranties of the purchasers of such shares, exempt from such registration requirements.

6.5 Authorization; Enforceability. Except to the extent disclosed in this Agreement, the Company has all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles. The issuance of the PIPE Class A Ordinary Shares and the Warrant Shares has been duly authorized subject to the Company having sufficient authorized but unissued share capital to allow for the issuance of such Class A Ordinary Shares at the time of issuance. The Company’s Amended and Restated Memorandum and Articles of Association authorize it to issue up 450,000,000 Class A Ordinary Shares. To the extent that the issuance of the PIPE Class A Ordinary Shares and Warrant Shares would cause the Company to have more than 450,000,000 Class A Ordinary Shares outstanding, the Company will require Shareholder Approval to increase its authorized share capital to such amount that will provide the Company with a sufficient number of authorized but unissued Class A Ordinary Shares to allow the issue of the PIPE Class A Ordinary Shares and Warrant Shares. The Company makes no representation that such approval has been obtained as of the date hereof. Under no circumstances is the Company authorized to issue Class A Ordinary Shares in excess of its authorized share capital (as may be amended from time to time).

6.6 No Conflicts. Except to the extent disclosed in this Agreement, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not, with or without the giving of notice or the lapse of time or both: (i) result in a material breach of, or conflict with, any of the terms or provisions of, or constitute a material default under, any agreement or instrument to which the Company is a party; (ii) result in any violation of the provisions of the Company’s Amended and Restated Memorandum and Articles of Association; or (iii) violate any applicable law, rule, regulation, judgment or order of any governmental authority. The Company’s Amended and Restated Memorandum and Articles of Association authorize it to issue up 450,000,000 Class A Ordinary Shares. To the extent that the issuance of the PIPE Class A Ordinary Shares and Warrant Shares would cause the Company to have more than 450,000,000 Class A Ordinary Shares outstanding, the Company will require Shareholder Approval to increase its authorized share capital to such amount that will provide the Company with a sufficient number of authorized but unissued Class A Ordinary Shares to accommodate the issue of the PIPE Class A Ordinary Shares and Warrant Shares. The Company makes no representation that such approval has been obtained as of the date hereof. Under no circumstances is the Company authorized to issue Class A Ordinary Shares in excess of its authorized share capital (as may be amended from time to time).

6.7 Issuance of PIPE Securities. The PIPE Class A Ordinary Shares, the Warrants, and the Warrant Shares (collectively, the “PIPE Securities”) have been duly authorized for issuance subject to the Company having sufficient authorized but unissued share capital to allow for the issuance of such PIPE Class A Ordinary Shares and Warrant Shares. The Securities, when issued and paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and free and clear of all Encumbrances, except for restrictions on transfer under applicable securities laws, the Transaction Documents and the Company’s Amended and Restated Memorandum and Articles of Association. To the extent the Company has authorized but unissued share capital, the Company has reserved or shall reserve a sufficient number of Class A Ordinary Shares for issuance of the PIPE Class A Ordinary Shares and Warrant Shares contemplated hereby, subject to applicable law, the Company’s Amended and Restated Memorandum and Articles of Association and the rules of the Principal Trading Market.

6.8 Reserved.

6.9 Independent Registered Public Accounting Firm. To the knowledge of the Company, Assentsure PAC (the “Auditor”), whose report is filed with the Commission as part of the SEC Documents, is a registered independent public accounting firm as required by the Securities Act and the Securities Act Regulations and the Public Company Accounting Oversight Board (the “PCAOB”) and is in good standing with the PCAOB as of the date hereof.

6.10 Enforceability of Agreements. All agreements between the Company and third parties expressly referenced in the SEC Documents are legal, valid and binding Obligations of the Company enforceable against the Company in accordance with their respective terms, except: (i) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; (ii) as enforceability of any indemnification or contribution provision may be limited under the federal and state securities laws; and (iii) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

6.11 No Violation or Default. No default exists in the due performance and observance of any term, covenant or condition of any material license, contract, indenture, mortgage, deed of trust, note, loan or credit agreement, or any other agreement or instrument evidencing an obligation for borrowed money, or any other material agreement or instrument to which the Company is a party or by which the Company may be bound or to which any of the properties or assets of the Company is subject. The Company is not in violation of any term or provision of its Charter, or in violation of any franchise, license, permit, applicable law, rule, regulation, judgment or decree of any Governmental Authority, except, in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

6.12 Compliance with Laws. Each of the Company and its Subsidiaries: (A) is and at all times has been in compliance with all laws, statutes, rules, or regulations applicable to the Company and the Company’s business (“Applicable Laws”); (B) has not received any notice of adverse finding, warning letter, untitled letter or other correspondence or notice from any other governmental authority alleging or asserting noncompliance with any Applicable Laws or any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (“Authorizations”); (C) provided that the Company receives the Shareholder Approval, possesses all material Authorizations and such Authorizations are valid and in full force and effect and are not in material violation of any term of any such Authorizations; (D) has not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any governmental authority or third party alleging that any business operation or activity is in violation of any Applicable Laws or Authorizations and has no knowledge that any such governmental authority or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (E) has not received notice that any Governmental Authority has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations and has no knowledge that any such governmental authority is considering such action; and (F) provided that the Company receives the Shareholder Approval, has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct on the date filed (or were corrected or supplemented by a subsequent submission), in each case to the extent of a Material Adverse Change.

6.13 No Material Adverse Change. Subsequent to the SEC Documents, except as otherwise specifically stated therein: (i) there has been no material adverse change in the financial position or results of operations of the Company, nor any change or development that, singularly or in the aggregate, would involve a material adverse change or a prospective material adverse change, in or affecting the condition (financial or otherwise), results of operations, business, assets or prospects of the Company (a “Material Adverse Change”); (ii) there have been no material transactions entered into by the Company, other than as contemplated pursuant to this Agreement; and (iii) no officer or director of the Company has resigned from any position with the Company.

6.14 Financial Statements. The financial statements included in the SEC Documents, including the notes thereto and supporting schedules included in the SEC Documents (the “Financial Statements”), fairly present the financial position and the results of operations of the Company at the dates and for the periods to which they apply; and such financial statements have been prepared in conformity with GAAP, consistently applied throughout the periods involved (provided that unaudited interim financial statements are subject to year-end audit adjustments that are not expected to be material in the aggregate and do not contain all footnotes required by GAAP); and the supporting schedules included in the SEC Documents present fairly the information required to be stated therein. Except as included therein, no historical or pro forma financial statements are required to be included in the SEC Documents under the Securities Act or the Securities Act Regulations. The pro forma and pro forma as adjusted financial information and the related notes, if any, included in the SEC Documents have been properly compiled and prepared in accordance with the applicable requirements of the Securities Act and the Securities Act Regulations and present fairly the information shown therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein. All disclosures contained in the SEC Documents regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the SEC), if any, comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Securities Act, to the extent applicable. Each of the SEC Documents discloses all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons that may have a material current or future effect on the Company’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses. Except as disclosed in the SEC Documents; (a) neither the Company nor any of its direct and indirect subsidiaries (including, for this purpose, any variable interest entities), including each entity disclosed or described in the SEC Documents as being a Subsidiary, has incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions other than in the ordinary course of business; (b) the Company has not declared or paid any dividends or made any distribution of any kind with respect to its Class A Ordinary Shares or any other equity securities; (c) there has not been any change in the Class A Ordinary Shares of the Company or any of its Subsidiaries, or, other than in the course of business, any grants under any stock compensation plan; and (d) there has not been any Material Adverse Change in the Company’s long-term or short-term debt.

6.15 Reserved.

6.16 Consents and Permits. Except as described in the SEC Documents, the Company has all requisite corporate power and authority, and has all necessary authorizations, approvals, orders, licenses, certificates and permits of and from all governmental regulatory officials and bodies that it needs as of the date hereof to conduct its business purpose as described in the SEC Documents (collectively, “Permits”), except for such Permits the failure of which to possess, obtain or make the same would not reasonably be expected to result in a Material Adverse Change.

6.17 Intellectual Property Rights. The Company and each of its Subsidiaries own or possesses or have valid rights to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses, inventions, trade secrets and similar rights (“Intellectual Property Rights”) necessary for the conduct of the business of the Company and its Subsidiaries as currently carried on and as described in the SEC Documents. To the knowledge of the Company, no action or use by the Company or any of its Subsidiaries necessary for the conduct of its business as currently carried on and as described in the SEC Documents will involve or give rise to any infringement of, or license or similar fees for, any Intellectual Property Rights of others. Neither the Company nor any of its Subsidiaries has received any notice alleging any such infringement, fee or conflict with asserted Intellectual Property Rights of others. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Change (A) there is no infringement, misappropriation or violation by third parties of any of the Intellectual Property Rights owned by the Company; (B) there is no pending or threatened action, suit, proceeding or claim by others challenging the rights of the Company in or to any such Intellectual Property Rights, and the Company is unaware of any facts which would form a reasonable basis for any such claim, that would, individually or in the aggregate, together with any other claims in this Section 6.17, reasonably be expected to result in a Material Adverse Change; (C) the Intellectual Property Rights owned by the Company and the Intellectual Property Rights licensed to the Company have not been adjudged by a court of competent jurisdiction invalid or unenforceable, in whole or in part, and there is no pending or threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property Rights, and the Company is unaware of any facts which would form a reasonable basis for any such claim that would, individually or in the aggregate, together with any other claims in this Section 6.17, reasonably be expected to result in a Material Adverse Change; (D) there is no pending or threatened action, suit, proceeding or claim by others that the Company infringes, misappropriates or otherwise violates any Intellectual Property Rights or other proprietary rights of others, the Company has not received any written notice of such claim and the Company is unaware of any other facts which would form a reasonable basis for any such claim that would, individually or in the aggregate, together with any other claims in this Section 6.17, reasonably be expected to result in a Material Adverse Change; and (E) to the knowledge of the Company, no employee of the Company is in or has ever been in violation in any material respect of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company, or actions undertaken by the employee while employed with the Company and could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Change. All material technical information developed by and belonging to the Company which has not been patented has been kept confidential. The Company is not a party to or bound by any options, licenses or agreements with respect to the Intellectual Property Rights of any other person or entity that are required to be set forth in the SEC Documents and are not described therein. The SEC Documents contain in all material respects the same description of the matters set forth in the preceding sentence. None of the technology employed by the Company has been obtained or is being used by the Company in violation of any contractual obligation binding on the Company or any of its officers, directors or employees, or otherwise in violation of the rights of any persons.

6.18 Certain Market Activities. The Company has not taken and will not take, directly or indirectly, any action designed to, or that might be reasonably expected to cause or result in, stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Securities.

6.19 Taxes. Each of the Company and its Subsidiaries has filed all returns (as hereinafter defined) required to be filed with taxing authorities prior to the date hereof or has duly obtained extensions of time for the filing thereof. Each of the Company and its Subsidiaries has paid all taxes (as hereinafter defined) shown as due on such returns that were filed and has paid all taxes imposed on or assessed against the Company or such respective Subsidiary. The provisions for taxes payable, if any, shown on the financial statements filed with or as part of the SEC Documents are sufficient for all accrued and unpaid taxes, whether or not disputed, and for all periods to and including the dates of such consolidated financial statements. Except as disclosed in writing to each Investor, (i) no issues have been raised (and are currently pending) by any taxing authority in connection with any of the returns or taxes asserted as due from the Company or its Subsidiaries; and (ii) no waivers of statutes of limitation with respect to the returns or collection of taxes have been given by or requested from the Company or its Subsidiaries. The term “taxes” mean all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto. The term “returns” means all returns, declarations, reports, statements and other documents required to be filed in respect to taxes.

6.20 Reserved.

6.21 Accounting Controls. Except as set forth in the SEC Documents, the Company and its Subsidiaries maintain systems of “internal control over financial reporting” (as defined under Rules 13a-15 and 15d-15 under the Exchange Act Regulations) to the extent required by the Exchange Act that have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the SEC Documents, the Company is not aware of any material weaknesses in its internal controls. The Company’s auditors and the Audit Committee of the Board of Directors of the Company have been advised of: (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are known to the Company’s management and that have adversely affected or are reasonably likely to adversely affect the Company’ ability to record, process, summarize and report financial information; and (ii) any fraud known to the Company’s management, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

6.22 Sarbanes-Oxley Compliance.

(a) Disclosure Controls. Except as set forth in the SEC Documents, the Company has developed and currently maintains disclosure controls and procedures that will comply with Rule 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information concerning the Company will be made known on a timely basis to the individuals responsible for the preparation of the Company’s Exchange Act filings and other public disclosure documents.

(b) Compliance. Except as disclosed in its SEC reports, the Company has been, and on the Closing Date, will be, in compliance with the provisions of the Sarbanes-Oxley Act applicable to it, and has implemented or will implement such programs and taken reasonable steps to ensure the Company’s future compliance (not later than the relevant statutory and regulatory deadlines therefor) with all of the material provisions of the Sarbanes-Oxley Act.

6.23 No Labor Disputes. No labor dispute with the employees of the Company or any of its Subsidiaries, which are expected to have a material adverse effect on the Company, exists or is, to the Company’s knowledge, imminent.

6.24 Investment Company Act. The Company is not and, will not be, either after receipt of payment for the PIPE Units or after the application of the proceeds therefrom as described under “Use of Proceeds” in this Agreement, required to register as an “investment company,” as defined in the Investment Company Act of 1940, as amended.

6.25 Margin Securities. The Company owns no “margin securities” as that term is defined in Regulation U of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), and none of the proceeds from the issuance, sale and delivery of the PIPE Securities will be used, directly or indirectly, for the purpose of purchasing or carrying any margin security, for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry any margin security or for any other purpose which might cause any of the Class A Ordinary Shares to be considered a “purpose credit” within the meanings of Regulation T, U or X of the Federal Reserve Board

6.26 Insurance. Except as disclosed in the SEC Documents, the Company carries or is entitled to the benefits of insurance, with reputable insurers, in such amounts and covering such risks which the Company believes are adequate in view of balancing of the costs of insurance, the risks of loss and its benefits to the Company, and all such insurance is in full force and effect. The Company has no reason to believe that it will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change.

6.27 Foreign Corrupt Practices Act. None of the Company and its Subsidiaries or any director, officer, agent, employee or affiliate of the Company and its Subsidiaries or any other person acting on behalf of the Company and its Subsidiaries, has, directly or indirectly, given or agreed to give any money, gift or similar benefit (other than legal price concessions to customers in the ordinary course of business) to any customer, supplier, employee or agent of a customer or supplier, or official or employee of any governmental agency or instrumentality of any government (domestic or foreign) or any political party or candidate for office (domestic or foreign) or other person who was, is, or may be in a position to help or hinder the business of the Company (or assist it in connection with any actual or proposed transaction) that (i) might subject the Company to any damage or penalty in any civil, criminal or governmental litigation or proceeding; (ii) if not given in the past, might have had a Material Adverse Change; or (iii) if not continued in the future, might adversely affect the assets, business, operations or prospects of the Company.

6.28 Compliance with OFAC. None of the Company and its Subsidiaries or any director, officer, agent, employee or affiliate of the Company and its Subsidiaries or any other person acting on behalf of the Company and its Subsidiaries, is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority and the Company will not, directly or indirectly, use the proceeds of the Offering hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

6.29 Related-Party Transactions. There are no business relationships or related party transactions involving the Company or any other person required to be described in the SEC Documents that have not been described as required under Regulation S-K.

6.30 Reserved.

6.31 Employment Matters.

(a) The Company is not a party to, or bound by, any collective bargaining or other agreement with a labor organization representing any of its employees. During the recent two fiscal years, there has not been, nor, to the Company’s knowledge, has there been any threat of, any strike, slowdown, work stoppage, picketing or other similar labor disruption or dispute affecting the Company.

(b) The Company is in material compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Company. There are no actions against the Company pending, or to the Company’s knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitral tribunal in connection with the employment or termination of employment of any current or former employee of the Company, including, without limitation, any action relating to unfair labor practices, employment discrimination, harassment, retaliation, leave, accommodation, minimum wages, overtime compensation, hazardous work conditions, equal pay or any other hiring, employment or employment termination related matter arising under applicable Laws.

(c) The representations and warranties set forth in this Section 6.31 are the Company’s sole and exclusive representations and warranties regarding employment matters.

6.32 Reserved.

6.33 Disclosure. Except with respect to the material terms and conditions of the transactions contemplated under this Agreement, the Company confirms that neither it nor any other Person acting on its behalf has provided Investors or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the Company’s public filings. The Company understands and confirms that Investors will rely on the foregoing representation in effecting transactions in securities of the Company. All of the disclosure furnished by or on behalf of the Company to Investor regarding the Company and its subsidiaries, their respective businesses and the transactions contemplated hereby, including the Schedules to this Agreement, is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve (12) months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading..

6.34 No Integrated Offering. Assuming the accuracy of Investor’s representations and warranties set forth in Section V, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the PIPE Securities to be integrated with prior offerings by the Company for purposes of (i) the Securities Act that would require the registration of the PIPE Securities under the Securities Act, or (ii) any applicable shareholder approval provisions of any trading market on which any of the securities of the Company are listed or designated.

6.35 Solvency. Based on the consolidated financial condition of the Company as of the Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the PIPE Units hereunder; (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature; (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof; and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date.

6.36 Money Laundering. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any subsidiary, threatened.

6.37 Reserved.

6.38 No Brokers or Finders. None of the Company or any of its Subsidiaries has retained, utilized or been represented by, or otherwise become obligated to, any broker, placement agent, financial advisor or finder in connection with the transactions contemplated by any of the Transaction Documents whose fees the Investors would be required to pay.

ARTICLE VII
COVENANTS

7.1 Best Efforts. Each party shall use its best efforts to timely satisfy each of the conditions as provided in Articles VIII and IX of this Agreement prior to the Closing Date.

7.2 Affirmative Covenants.

(a) Reporting Status; Listing. Until the earlier of one (1) year from the date hereof or (2) when the PIPE Class A Ordinary Shares are no longer registered in the names of each Investor on the books and records of the Company, the Company shall: (i) file in a timely manner all reports required to be filed under the Securities Act, the Exchange Act or any securities Laws and regulations thereof applicable to the Company of any state of the United States, or by the rules and regulations of the Principal Trading Market, and, if not otherwise publicly available, to provide a copy thereof to an Investor upon request; (ii) not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination unless in connection with a Sale Event (as defined below); (iii) if required by the rules and regulations of the Principal Trading Market, promptly secure the listing of any of the PIPE Class A Ordinary Shares upon the Principal Trading Market (subject to official notice of issuance) and, take all action under its control to maintain the continued listing, quotation and trading of its Class A Ordinary Shares on the Principal Trading Market, and the Company shall comply in all respects with the Company’s reporting, filing and other Obligations under the bylaws or rules of the Principal Trading Market, FINRA, and such other Governmental Authorities, as applicable.

7.3 Registration Rights. The Company agrees that, within 45 calendar days after the Effective Date, the Company will use commercially reasonable efforts to file with the SEC (at the Company’s sole cost and expense) a registration statement on Form F-1 (the “Registration Statement”), covering the resale of (i) the PIPE Class A Ordinary Shares, (ii) the Warrant Shares, and the (iii) the Class A Ordinary Shares beneficially owned by the Company’s management identified on Schedule III hereto (collectively, the “Registrable Securities”) and the Company shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective as soon as practicable following the filing thereof.

7.4 Public Disclosure of Investors. The Company shall not publicly disclose the name of each Investor, or include the name of each Investor in any filing with the SEC or any regulatory agency or Principal Trading Market, without the prior written consent of such Investor except: (a) as required by federal securities law, (b) to the extent such disclosure is required by Law or Principal Trading Market regulations, (c) in response to a request, inquiry, examination, investigation or comment from the SEC, any Principal Trading Market or any other governmental, regulatory or self-regulatory authority having jurisdiction over the Company or the transactions contemplated hereby, or (d) as otherwise required by applicable law, regulation, court order or legal process.

7.5 Removal of Legends.

(a) The PIPE Class A Ordinary Shares, the Warrants and the Warrant Shares may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Units other than pursuant to an effective registration statement or a valid exemption from registration under the Act, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act.

(b) [Reserved].

7.6 Shareholder Approval. If any shareholder approval is required under applicable law (including the Companies Act (Revised) of the Cayman Islands), the Company’s Amended and Restated Memorandum and Articles of Association or the rules of the Principal Trading Market in connection with the transactions contemplated hereby, including the reservation and issuance of the PIPE Class A Ordinary Shares, the reservation and issuance of the Warrant Shares, any increase to the Company’s authorized share capital to allow the issuance of any PIPE Class A Ordinary Shares and/or Warrant Shares, and any amendment to the Company’s Amended and Restated Memorandum and Articles of Association, and the appointment, election, removal or replacement of directors contemplated by this Agreement, the Company shall use commercially reasonable efforts to obtain such Shareholder Approval as promptly as practicable.

7.8 Reserved Shares. Only to the extent the Company has authorized but unissued share capital, the Company shall at all times reserve and keep available out of its authorized and unissued Class A Ordinary Shares, solely for the purpose of issuance upon the exercise of the Warrants, such number of Class A Ordinary Shares equal to at least 100% of the maximum number of Warrant Shares issuable upon exercise of all outstanding Warrants (without regard to any limitations on exercise contained therein). The Company shall, from time to time, promptly take all actions necessary to increase its authorized share capital if at any time the number of authorized but unissued Class A Ordinary Shares shall not be sufficient to permit the exercise in full of the Warrants.

7.9 Listing of Warrant Shares. The Company shall use commercially reasonable efforts to cause all Warrant Shares issuable upon exercise of the Warrants to be approved for listing on the Principal Trading Market, subject to official notice of issuance, and shall timely file all notifications, listing applications and other materials required by the Principal Trading Market in connection therewith.

7.10 Board of Directors. On the Closing Date, and following approval of this Agreement and the transactions contemplated hereby by the Board of Directors, the size of the Board of Directors shall be five (5) directors. Effective as of the Closing, four (4) incumbent directors shall resign from the Board of Directors, such resignations to become effective immediately prior to the appointment of the replacement directors. The Company and Investors shall take all actions necessary to appoint four (4) individuals designated by the Investors to the Board of Directors (the “Director Nominees”), and Mr. Botao Ma shall continue to serve as a director of the Board of Directors. The appointment of the Director Nominees will be subject to such persons providing the Company’s registered office in the Cayman Islands with all requested Know-Your-Customer information required to update the Company’s register of directors and officers and such information being acceptable. The company shall hold a general meeting after the Closing Date for the purpose of, among other things, asking shareholders to consider and pass a special resolution approving an amendment to the Company’s Amended and Restated Memorandum and Articles of Association that provides Mr. Botao Ma with an effective veto right over all decisions made by the board of directors for such time that he is a director and that all Investors agree, and agree to cause their affiliates, to vote in favour of such proposal. Pending the approval and effectiveness of the amendment to the Company’s Amended and Restated Memorandum and Articles of Association contemplated above, the Company shall not, and shall cause its board of directors not to, take any action requiring approval of the board of directors without first obtaining the prior written consent of Mr. Botao Ma.

ARTICLE VIII
CONDITIONS PRECEDENT TO THE COMPANY’S OBLIGATIONS TO SELL

The obligation of the Company hereunder to issue and sell the PIPE Units to each Investor at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion:

8.1 Each Investor shall have executed this Agreement, and delivered it to the Company.

8.2 Each Investor shall acknowledge that it has read the definition of non-U.S. persons set forth in Exhibit A and hereby represents that it is a non-U.S. person.

8.3 Each Investor shall have paid the Respective Purchase Price to the Company in accordance with the terms and conditions set forth in Section 4.4 above.

8.4 Reserved.

8.5 Each Investor’s representations and warranties shall be true and correct in all material respects as of the date when made and as of the applicable Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and each Investor shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by each Investor at or prior to the applicable Closing Date.

8.6 The Company shall have obtained all governmental, regulatory or third-party consents and approvals necessary for the sale of the PIPE Units.

8.7 No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by this Agreement.

8.8 Trading in the Class A Ordinary Shares shall not have been suspended by the SEC or any Principal Trading Market (except for any suspensions of trading of not more than one trading day solely to permit dissemination of material information regarding the Company) at any time since the date of execution of this Agreement.

8.9 The Investors shall have delivered to the Company the names of the Director Nominees, and each Director Nominee shall satisfy all applicable requirements of the Principal Trading Market, including the applicable independence requirements, as well as any other requirements of the Company’s registered office in the Cayman Islands and under applicable law and the Company’s corporate governance policies and committee composition requirements.

8.10 The Investors shall have delivered to the Company the names of the individuals designated to serve as the Company’s Chief Executive Officer and Chief Financial Officer (the “Executive Officer Nominees”), and each Executive Officer Nominee shall be qualified to serve in such capacity under applicable law, shall not be subject to any disqualification under applicable securities laws or the rules of the Principal Trading Market, and shall have provided such information, questionnaires, representations and other documentation as the Company may reasonably require in connection with its SEC reporting and corporate governance obligations.

ARTICLE IX

CONDITIONS PRECEDENT TO EACH INVESTOR’S OBLIGATIONS TO PURCHASE

The obligation of each Investor hereunder to purchase the PIPE Units at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions (in addition to any other conditions precedent elsewhere in this Agreement), provided that these conditions are for each Investor’s sole benefit and may be waived by each Investor at any time in its sole discretion:

9.1 The Company shall have executed this Agreement and delivered the same to each Investor.

9.2 The representations and warranties of the Company and each of the Subsidiaries shall be true and correct in all material respects (except to the extent that any of such representations and warranties are already qualified as to materiality in Article VI above, in which case, such representations and warranties shall be true and correct in all respects without further qualification) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company and each of the Subsidiaries shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company and the Subsidiaries at or prior to the Closing Date.

9.3 No event shall have occurred which could reasonably be expected to result in a Material Adverse Change.

9.4 On the Closing Date, the Company shall have delivered all the deliverables set forth in Section 4.6(a) to the other Parties.

9.5 The Company shall have obtained all requisite corporate approvals and authorizations, including approval by its Board of Directors and any relevant committee thereof (if applicable), in accordance with its internal procedures, corporate governance requirements and organizational documents, authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

9.6 The holder of the Class B Ordinary Shares shall have converted all of the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares.

9.7 The Company shall have obtained all approvals, authorizations, notifications, confirmations and clearances required by the Principal Trading Market in connection with the transactions contemplated by this Agreement, including the issuance, listing and trading of the PIPE Class A Ordinary Shares, and no objection shall have been raised by the Principal Trading Market that would prohibit or delay the consummation of the transactions contemplated hereby.

9.8 Each director of the Company serving immediately prior to the Closing, other than Mr. Botao Ma, shall have delivered to the Company a duly executed letter of resignation, effective as of the Closing, resigning from the Board of Directors of the Company. The Chief Executive Officer and the Chief Financial Officer of the Company shall each have delivered to the Company a duly executed letter of resignation, effective as of the Closing, resigning from their respective positions held with the Company.

ARTICLE X
TERMINATION

10.1 Termination. The obligations of the Company, on one hand, and the Investors, on the other hand, to effect the Closing shall terminate as follows:

(a) Upon the mutual written consent of the Company and all the Investors;

(b) By the Company if the Closing has not occurred on or prior to the Closing Date; or

(c) By either the Company or any Investor (with respect to itself only) if the other party breaches any of its representations, warranties, covenants, or agreements contained in this Agreement or the other Transaction Documents, provided that the terminating party has not breached the Agreement and other Transaction Documents.

10.2 Consequences of Termination. Nothing in Article X of this Agreement shall release any party from any liability for breach by such party of the terms and provisions of this Agreement.

ARTICLE XI

REGISTRATION, TRANSFER AGENT INSTRUCTONS; LEGEND

11.1 Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Warrants in which the Company shall record the name and address of the Person in whose name the Warrants have been issued (including the name and address of each transferee), the number of Warrants held by such Person and the number of Warrant Shares issuable upon exercise thereof pursuant to the terms of the Warrants. The Company shall keep the register open and available at all times during business hours for inspection of any Investor or its legal representatives.

11.2 Transfer Agent Instruction. The Company shall issue irrevocable instructions to its transfer agent and any subsequent transfer agent (the “Transfer Agent”) in the form reasonably acceptable to each of the Investor (the “Irrevocable Transfer Agent Instructions”) to issue and register the PIPE Class A Ordinary Shares and, upon exercise of the Warrants, the Warrant Shares in the name of the applicable Investor or its nominee(s), including by crediting such shares to the applicable balance accounts at The Depository Trust Company (“DTC”) and making corresponding entries in the Company’s register of members, in each case in accordance with the terms of this Agreement and the Warrants. The Company represents and warrants that no instruction other than the Irrevocable Transfer Agent Instructions and customary stop transfer instructions consistent with applicable securities laws and this Agreement shall be given to the Transfer Agent with respect to the PIPE Class A Ordinary Shares and upon the exercise of the Warrants, Warrant Shares. Subject to applicable securities laws, the terms of this Agreement, and the Warrants, the PIPE Class A Ordinary Shares and, upon exercise of the Warrants, the Warrant Shares shall be freely transferable on the books and records of the Company. If any Investor effects a sale, assignment or transfer of any PIPE Class A Ordinary Shares and the Warrant Shares in accordance with this Agreement and the Warrants, as applicable, the Company shall promptly take all actions necessary to effect such transfer and shall promptly instruct the Transfer Agent to issue and deliver, or cause to be credited through DTC, the applicable securities in the name and denominations specified by such Investor. In the event any PIPE Class A Ordinary Shares or Warrant Shares are sold pursuant to an effective Registration Statement or in compliance with Rule 144, the Transfer Agent shall issue such securities without any restrictive legend in accordance with Section 11.3. The Company acknowledges that a breach of this Section would cause irreparable harm to the Investors and that monetary damages may be inadequate. Accordingly, the Investors shall be entitled to specific performance, injunctive relief and all other available equitable remedies without the necessity of posting any bond or proving actual damages. All transfer agent fees, DTC fees and other fees associated with the issuance of the PIPE Securities or the removal of legends therefrom shall be borne by the Company.

11.3 Legends. The Investors understand that the PIPE Securities have been issued (or, in the case of the Warrant Shares, will be issued) in reliance upon an exemption from registration under the Securities Act and applicable state securities laws and, unless otherwise permitted by this Agreement, certificates or book-entry positions evidencing the PIPE Securities shall bear a customary restrictive legend substantially in the following form (and the Company may give appropriate stop transfer instructions to the Transfer Agent):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT (I) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (II) PURSUANT TO RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, OR (III) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, IN EACH CASE IN ACCORDANCE WITH APPLICABLE LAW. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED PURSUANT TO A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY SUCH SECURITIES.

11.4 Removal of Legends. Certificates evidencing PIPE Class A Ordinary Shares and Warrant Shares shall not be required to contain the legend set forth in Section 11.3 above or any other legend (i) while a registration statement (including a Registration Statement) covering the resale of PIPE Class A Ordinary Shares and Warrant Shares is effective under the 1933 Act, (ii) following any sale of such Securities pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company), (iii) if such PIPE Class A Ordinary Shares and Warrant Shares are eligible to be sold, assigned or transferred under Rule 144 (provided that the Investor provides the Company with reasonable assurances that such Securities are eligible for sale, assignment or transfer under Rule 144 which shall not include an opinion of Investor’s counsel), (iv) in connection with a sale, assignment or other transfer (other than under Rule 144), provided that the Investor provides the Company with an opinion of Investor’s counsel, in a generally acceptable form, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act or (v) if such legend is not required under applicable requirements of the 1933 Act (including, without limitation, controlling judicial interpretations and pronouncements issued by the SEC). If a legend is not required pursuant to the foregoing, the Company shall no later than two (2) Trading Days (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade initiated on the date an Investor delivers such legended certificate representing such Securities to the Company) following the delivery by such Investor to the Company or the Transfer Agent (with notice to the Company) of a legended certificate representing such PIPE Class A Ordinary Shares and/or Warrant Shares (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to effect the reissuance and/or transfer, if applicable), together with any other deliveries from such Investor as may be required above in this Section 11.4, as directed by such Investor, either: (A) provided that the Company’s Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program (“FAST”), credit the applicable number of PIPE Class A Ordinary Shares or Warrant Shares to which such Investor shall be entitled to such Investor’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system or (B) if the Company’s Transfer Agent is not participating in FAST, issue and deliver (via reputable overnight courier) to such Investor a certificate representing such PIPE Class A Ordinary Shares and Warrant Shares that is free from all restrictive and other legends, registered in the name of such Investor or its designee (the date by which such credit is so required to be made to the balance account of such Investor or such Investor’s designee with DTC or such certificate is required to be delivered pursuant to the foregoing is referred to herein as the “Required Delivery Date”, and the date such PIPE Class A Ordinary Shares or Warrant Shares are actually delivered without restrictive legend to such Investor or such Investor’s designee with DTC, as applicable, the “Share Delivery Date”). The Company shall be responsible for any transfer agent fees or DTC fees with respect to any issuance of Securities or the removal of any legends with respect to any Securities in accordance herewith.

11.5  FAST Compliance. While any PIPE Securities remain outstanding, the Company shall maintain a transfer agent that participates in FAST.

ARTICLE XII
INDEMNIFICATION

12.1 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities.

12.2 Indemnification by the Company. Subject to the other terms and conditions of this Article XII, from and after the Closing, the Company will indemnify and hold each Investor and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Investor (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Investor Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation (collectively, “Losses”) that any such Investor Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against an Investor Party in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Investor Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon a material breach of such Investor Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Investor Party may have with any such shareholder or any violations by such Investor Party of state or federal securities laws or any conduct by such Investor Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct). If any action shall be brought against any Investor Party in respect of which indemnity may be sought pursuant to this Agreement, such Investor Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to each Investor Party. Any Investor Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Investor Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing; (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel; or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Investor Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Investor Party under this Agreement (y) for any settlement by an Investor Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Investor Party’s breach of any of the representations, warranties, covenants or agreements made by such Investor Party in this Agreement or in the other Transaction Documents. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Investor Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

12.3 Indemnification by Investor. Subject to the other terms and conditions of this Article XII, from and after the Closing, Investor shall indemnify the Company against, and shall hold the Company harmless from and against, any and all Losses incurred or sustained by, or imposed upon, the Company based upon, arising out of or with respect to:

(a) any inaccuracy in or breach of any of the representations or warranties of Investor contained in this Agreement; or

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Investor pursuant to this Agreement.

12.4 Certain Limitations. The indemnification provided for in Sections 12.2 and 12.3 shall be subject to the following limitations:

(a) The aggregate amount of all Losses for which a party shall be liable pursuant to this Article XII shall not exceed the proceeds actually received under this Agreement.

(b) In no event shall any party be liable to any other party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

(c) Payments by a party pursuant to this Article XII in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received or reasonably expected to be received by the indemnified party in respect of any such claim. The indemnified party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement.

(d) Each Indemnified Party shall take all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

ARTICLE XIII
MISCELLANEOUS

13.1 Notices. All notices of request, demand and other communications hereunder shall be addressed to the parties as follows:

If to the Company, to:	Zhibao Technology Inc.
Floor 3, Building 6, Wuxing Road, Lane 727, Pudong New Area, Shanghai,
China, 201204
	Attn:	Botao Ma
	Telephone:	+86 13916613160
	Email:	botao.ma@zhibao-tech.com

with a copy (which shall	Robinson & Cole LLP
not constitute notice) to:	666 Third Avenue, 20th floor
New York, NY 10017
	Attention:	Arila Zhou, Esq. / Joy Hui Esq.
	Email:	azhou@rc.com /jhui@rc.com

If to each Investor:	To each Investor based on the information set forth on the signature page to this Agreement attached hereto unless the address is changed by the party by like notice given to the other parties. Notice shall be in writing and shall be deemed delivered: (i) if mailed by certified mail, return receipt requested, postage prepaid and properly addressed to the address below, then three (3) business days after deposit of same in a regularly maintained U.S. Mail receptacle; or (ii) if mailed by Federal Express, UPS or other nationally recognized overnight courier service, next business morning delivery, then one (1) business day after deposit of same in a regularly maintained receptacle of such overnight courier; or (iii) if hand delivered, then upon hand delivery thereof to the address indicated on or prior to 5:00 p.m., New York time, on a business day. Any notice hand delivered after 5:00 p.m., New York time, shall be deemed delivered on the following business day. Notwithstanding the foregoing, notice, consents, waivers or other communications referred to in this Agreement may be sent by facsimile, e-mail, or other method of delivery, but shall be deemed to have been delivered only when the sending party has confirmed that the notice has been received by the other party.

13.2 Entire Agreement. This Agreement, including the Schedules attached hereto and the documents delivered pursuant hereto, set forth all the promises, covenants, agreements, conditions and understandings between the parties hereto with respect to the subject matter hereof and thereof, and supersede all prior and contemporaneous agreements, understandings, inducements or conditions, expressed or implied, oral or written, except as contained herein; provided, however, except as explicitly stated herein, nothing contained in this Agreement shall (or shall be deemed to) (i) have any effect on any agreements each Investor has entered into with, or any instruments each Investor has received from, the Company prior to the date hereof with respect to any prior investment made by each Investor in the Company or (ii) waive, alter, modify or amend in any respect any Obligations of the Company, or any rights of or benefits to each Investor or any other Person, in any agreement entered into prior to the date hereof between or among the Company and each Investor, or any instruments each Investor received from the Company prior to the date hereof, and all such agreements and instruments shall continue in full force and effect.

13.3 Successors and Assigns. This Agreement, and any and all rights, duties and Obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by the Company without the prior written consent of each Investor. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

13.4 Binding Effect. This Agreement shall be binding upon the parties hereto, their respective successors and permitted assigns.

13.5 Amendment. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and each Investor.

13.6 Gender and Use of Singular and Plural. All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the party or parties or their personal representatives, successors and assigns may require.

13.7 Execution. This Agreement may be executed in one or more counterparts, all of which taken together shall be deemed and considered one and the same Agreement, and same shall become effective when counterparts have been signed by each party and each party has delivered its signed counterpart to the other party. A digital reproduction, portable document format (“.pdf”) or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

13.8 Headings. The article and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of the Agreement.

13.9 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation, and performance of this Agreement shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action, or proceeding by mailing a copy thereof to the Company at the address set forth on the signature page to the Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action, or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action, or proceeding is brought in an inconvenient forum or that the venue of such suit, action, or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude each Investor from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to each Investor, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of each Investor. THE COMPANY AND EACH INVESTOR HEREBY IRREVOCABLY WAIVE ANY RIGHT THEY MAY HAVE TO, AND AGREE NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

13.10 Further Assurances. The parties hereto will execute and deliver such further instruments and do such further acts and things as may be reasonably required to carry out the intent and purposes of this Agreement.

13.11 Survival. The representations and warranties contained herein shall survive the Closing.

13.12 Joint Preparation. The preparation of this Agreement has been a joint effort of the parties and the resulting documents shall not, solely as a matter of judicial construction, be construed more severely against one of the parties than the other.

13.13 Severability. If any one of the provisions contained in this Agreement, for any reason, shall be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, and this Agreement shall remain in full force and effect and be construed as if the invalid, illegal or unenforceable provision had never been contained herein.

13.14 No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

13.15 Remedies, Characterization, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Agreement shall be cumulative and in addition to all other remedies available under this Agreement and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of each Investor to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Agreement. The Company covenants to each Investor that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, exercises and the like (and the computation thereof) shall be the amounts to be received by each Investor and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to each Investor and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, each Investor of this Agreement shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary, and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to each Investor that is requested by each Investor to enable each Investor to confirm the Company’s compliance with the terms and conditions of this Agreement (including, without limitation, compliance with Section 1 hereof). The issuance of shares and certificates for shares as contemplated hereby upon Closing shall be made without charge to each Investor or such shares for any issuance tax or other costs in respect thereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than each Investor or its agent on its behalf.

[SIGNATURES ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year set forth above.

COMPANY:

ZHIBAO TECHNOLOGY INC.

Name:	Botao Ma
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year set forth above.

Investor:

Name of Investor

Signature of Investor or Authorized Signatory

Name and Title of Authorized Signatory

Address for notices

Exhibit A

NON-U.S. PERSON REPRESENTATION

Each Investor indicating that it is not a U.S. person, severally and not jointly, further represents and warrants to the Company as follows:

1.	At the time of (a) the offer by the Company and (b) the acceptance of the offer by such person or entity, of the PIPE Securities, such person or entity was outside the United States.

2.	Such person or entity is acquiring the PIPE Securities for such Investor’s own account, for investment and not for distribution or resale to others and is not purchasing the PIPE Securities for the account or benefit of any U.S. person, or with a view towards distribution to any U.S. person, in violation of the registration requirements of the Securities Act.

3.	Such person or entity will make all subsequent offers and sales of the PIPE Securities either (x) outside of the United States in compliance with Regulation S; (y) pursuant to a registration under the Securities Act; or (z) pursuant to an available exemption from registration under the Securities Act. Specifically, such person or entity will not resell the PIPE Securities to any U.S. person or within the United States prior to the expiration of a period commencing on the Closing Date and ending on the date that is one year thereafter (the “Distribution Compliance Period”), except pursuant to registration under the Securities Act or an exemption from registration under the Securities Act.

4.	Such person or entity has no present plan or intention to sell the PIPE Securities in the United States or to a U.S. person at any predetermined time, has made no predetermined arrangements to sell the PIPE Securities and is not acting as a Distributor of such securities.

5.	Neither such person or entity, its Affiliates nor any Person acting on behalf of such person or entity, has entered into, has the intention of entering into, or will enter into any put option, short position or other similar instrument or position in the U.S. with respect to the PIPE Securities at any time after the Closing Date through the Distribution Compliance Period except in compliance with the Securities Act.

6.	Such person or entity consents to the placement of a legend on any certificate or other document evidencing the PIPE Securities substantially in the form set forth in Section 5.1.

7.	Such person or entity is not acquiring the PIPE Securities in a transaction (or an element of a series of transactions) that is part of any plan or scheme to evade the registration provisions of the Securities Act.

8.	Such person or entity has sufficient knowledge and experience in finance, securities, investments and other business matters to be able to protect such person’s or entity’s interests in connection with the transactions contemplated by this Agreement.

9.	Such person or entity has consulted, to the extent that it has deemed necessary, with its tax, legal, accounting and financial advisors concerning its investment in the PIPE Securities.

10.	Such person or entity understands the various risks of an investment in the PIPE Securities and can afford to bear such risks for an indefinite period of time, including, without limitation, the risk of losing its entire investment in the PIPE Securities.

11.	Such person or entity has had access to the Company’s publicly filed reports with the SEC and has been furnished during the course of the transactions contemplated by this Agreement with all other public information regarding the Company that such person or entity has requested and all such public information is sufficient for such person or entity to evaluate the risks of investing in the PIPE Securities.

12.	Such person or entity has been afforded the opportunity to ask questions of and receive answers concerning the Company and the terms and conditions of the issuance of the PIPE Securities.

13.	Such person or entity is not relying on any representations and warranties concerning the Company made by the Company or any officer, employee or agent of the Company, other than those contained in this Agreement.

14.	Such person or entity will not sell or otherwise transfer the PIPE Securities unless either (A) the transfer of such securities is registered under the Securities Act or (B) an exemption from registration of such securities is available.

15.	Such person or entity represents that the address furnished on its signature page to this Agreement is the principal residence if he is an individual or its principal business address if it is a corporation or other entity.

16.	Such person or entity understands and acknowledges that the PIPE Securities have not been recommended by any federal or state securities commission or regulatory authority, that the foregoing authorities have not confirmed the accuracy or determined the adequacy of any information concerning the Company that has been supplied to such person or entity and that any representation to the contrary is a criminal offense.

SCHEDULE I

SCHEDULE OF INVESTORS

Name of Investor	Number of PIPE Units Purchased	Aggregate Purchase Price Per Investor	Number of Bitcoin as Respective Aggregate Purchase Price
METAVERSE INTELLIGENCE TECH LTD	44,200,000	15,470,000	238
DYT INFO PTE. LTD.	44,200,000	15,470,000	238
YY TECH INC	44,200,000	15,470,000	238
Kellyview Investment Limited	44,200,000	15,470,000	238
JOYER INVESTMENT LIMITED	44,200,000	15,470,000	238
Dundas Technology Limited	44,200,000	15,470,000	238
DADA Business Trading Co., Limited	44,200,000	15,470,000	238
VMADE CO., LIMITED	44,200,000	15,470,000	238
Easygo Business Co., Ltd	44,200,000	15,470,000	238
BCI TECH PTE. LTD.	44,200,000	15,470,000	238

Schedule II

Form of Warrant

Schedule III

Management Resale Registrable Securities

Name	Number of Class A Ordinary Shares for Resale Registration

Mavy Holdings Limited	8,932,611
Tianze Zihan Holdings Limited	156,108
Carp International Holdings Limited	245,310
HMcQ Holdings Limited	66,903
ElecJoys Holdings Limited	44,601
Fanyi Holdings Limited	170,943
Shenbao Limited Partnership	4,222,959
Shanghai Xinhui Investment Consulting Company Limited	3,661,122
Xiaowei Le	300,000
Xiao Luo	250,000
Guangtong Ren	230,000
Yugang Wang	160,000
Yuanwen Xia	67,000
Yiyun Dai	30,000
Jun Ma	30,000
Han Tang	30,000

DISCLOSURE SCHEDULES

Section 6.3

The Company’s authorized share capital as at the date of this Agreement is US$50,000 divided into 450,000,000 Class A ordinary shares, $0.0001 par value per share, and 50,000,000 Class B ordinary shares, $0.0001 par value per share.

Class A Ordinary Shares issued and outstanding as of July 31, 2026: 32,184,970
Class B Ordinary Shares issued and outstanding as of July 31, 2026: 16,816,692
Warrants to purchase Class A Ordinary Shares issued to D. Boral Capital as part of the Company’s Initial Public Offering (IPO)
Warrants to purchase Class A Ordinary Shares issued to L1 Capital Global Opportunities Master Fund as part of Securities Purchase Agreements dated September 23, 2024 and February 14, 2025
Senior secured convertible notes of the Company, in the aggregate original principal amount of $3,000,000 and $500,000